Exhibit 4.3

                 [letterhead of Mottern & Van Gelderen]

March 31, 1997

Classic Restaurants International, Inc.
3500 Parkway Lane
Suite 435
Norcross, Georgia 30092
Attn: Bob Shaw

     Re:     Legal Services

Dear Bob:

     I am writing to set forth our agreement concerning the retention of Mottern & Van Gelderen ("Firm") by Classic Restaurants International, Inc. ("Client") for legal services. The Client hereby engages the Firm to represent the Client in general business matters on the terms and conditions set forth below. The Firm accepts and agrees to undertake said representation. The effective date of this agreement is March 31, 1997.

     Until otherwise agreed between the Client and the Firm, Client will promptly pay the Firm as billed legal fees, plus expenses, at the normal hourly rates for the attorneys of the Firm. As of the date of this Agreement, the Firm's hourly rates are as follows: Partner - $150 per hour; Associate - $90 per hour; Legal Assistant - $50 per hour. The Firm's hourly rates are subject to change. In its exercise of reasonable judgment, the Firm reserves the right to assign any lawyer in the Firm to represent the Client a matter, with the general policy being to assign the lowest cost attorney or staff member per assignment who has the experience and capacity to promptly and properly handle the matter.

     Regardless of the outcome of any matter which the Firm handles for Client, Client will pay promptly, as billed, court costs, filing fees, deposition charges, court transcript and court reporter fees, copying costs, secretarial overtime, long distance telephone calls, witness subpoena and appearance fees, search fees, filing fees, parking, mileage and transportation expenses, if applicable, and all other out-of-pocket expenses of the Firm related to such matter. Payment of each bill for services and expenses is due thirty days after the bill is deposited in the United States mail as indicated by the date of the bill. Pursuant to the Official Code of Georgia Section 7-4-16, any bill not paid within 30 days shall accrue interest at the rate of 1 1/2% per month, calculated from the date upon which the account became due.

     Immediately upon execution of this Agreement, the Client agrees to issue the Firm 30,000 shares of Class A Common Stock of the Client, to be used first for outstanding fees and expenses of the Firm and the balance as an earned retainer for earned for fees and expenses to be incurred in the future. The retainer shall be earned upon receipt and nonrefundable, provided that the Firm shall be obligated to provide the Client with legal services with a value equal to the proceeds of the retainer. The Client shall register such shares with the Securities & Exchange Commission on Form S-8 upon issuance.

     Client understands that the Client has an obligation to assist the Firm with respect to matters it handles for the Client. Client will fully cooperate with the Firm in every way, including, without limitation, providing accurate information promptly, executing documents promptly and attending hearings.

     Client may terminate the Firm's services at any time upon 15 days' written notice to that effect, but Client will remain liable for attorney's fees and expenses as provided herein to the extent incurred as of the effective date of termination. The Firm may terminate its services upon 15 days' written notice in the event Client fails to cooperate with the Firm in any way which the Firm may reasonably request or in the event the Firm determines, in its reasonable discretion, that it would be either impractical or unethical to continue its services to the Client. Termination of Firm's services will in no way affect any lien or security interest of any description which it holds in Client's real and personal property or any remedy or right it has or will have to obtain or secure attorney's fees and expenses owed by Client. The Firm has the right to set off Client's indebtedness against Client's real and personal property that is within the Firm's possession or control.

     The Firm has made no warranties as to its success in any matter, and all expressions made by the Firm, its partners, associates and employees, are matters of general opinion only. If this letter accurately sets forth our agreement, please execute the letter in the space indicated below and return it to me.

Very truly yours,

/s/ Robert J. Mottern

Robert J. Mottern

Agreed to:

/s/ James Robert Shaw
James Robert Shaw, Chairman
and President of Classic Restaurants
International, Inc.